UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Ambassadors International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

023178106

(CUSIP Number)

Wayne Heller
P.O. Box 470473
Celebration, FL 34747
407-566-0818
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.:  023178106
1     NAMES OF REPORTING PERSONS

      Wayne Heller
------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   |_|
                                                             (b)   |_|

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                |_|

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ---------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      231,423
REPORTING           ---------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ---------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          231,423
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,423
-----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               |_|

-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------




CUSIP NO.:  023178106
1     NAMES OF REPORTING PERSONS

      Judy Heller
-----------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   |_|
                                                             (b)   |_|

-----------------------------------------------------------------------------
3     SEC USE ONLY


-----------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
-----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                |_|

-----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
-----------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ---------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      231,423
REPORTING           ---------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ---------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          231,423
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,423
-----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               |_|

-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------



Item 1. Security and Issuer.
This statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the "Common Stock") of Ambassadors International, Inc. (the "Company"). The principal executive offices of the Company are located at 1071 Camelback Street, Newport Beach, CA 92660.
Item 2. Identity and Background.
This statement on Schedule 13D is being filed by Wayne Heller and Judy Heller, husband and wife (together, the "Reporting Persons").
The Reporting Persons are natural persons whose address is P.O. Box 470473, Celebration, FL 34747. The Reporting Persons are the Principal and Vice President, respectively, of Heller, Inc. a private company.
None of the Reporting Persons has, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Persons are U.S. citizens.
Item 3. Source and Amount of Funds or Other Consideration.
The source and amount of funds used to make the purchases of the Common Stock covered by this statement was personal assets available for investment and approximately $500,000, respectively.
Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons belief that the Common Stock covered by this statement, when purchased, represented an attractive investment opportunity. The Reporting Persons have considered, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase of additional shares desirable, increasing their position in the Company through, among other things, the purchase of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Since the date of the event requiring the filing of this statement, the Reporting Persons have both increased and decreased their position in the open market transactions, and, as of the date hereof, the Reporting Persons ownership of the Common Stock is less than five percent (5%) of the outstanding Common Stock.
No Reporting Person has any present plan or proposal that relates to or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions noted above. The Reporting Persons will review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuers financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.
(a) Based upon the Company's Quarterly Report on Form 10-Q, there were 3,321,284 shares of Common Stock outstanding as of November 5, 2010.
As of the date hereof, the Reporting Persons beneficially own 231,423 shares of the common Stock, or 7.0% of the Company's outstanding Common Stock.
(b) See Items 7 through 10 of the cover page for each Reporting Person.
(c) The transactions in the Company's securities by the Reporting Persons during the sixty days prior to the obligation to file this statement on
Schedule 13D are listed as Exhibit A attached hereto and incorporated herein by reference. The transactions were effected through one or more brokers in the market.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Company.
Item 7. Material to be filed as Exhibits.

Exhibit A   Transactions in the Company's securities by the Reporting
            Persons in the sixty days prior to the obligation to file this statement on Schedule 13D

Exhibit B   Joint Filing Agreement, dated February 6, 2009, by and
between Wayne and Judy Heller.


SIGNATURE
After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Wayne Heller

                                    By:    /s/ Wayne Heller
                                          ------------------------------------
                                    Name:  Wayne Heller




Dated:  January 14, 2011

[Signature Page to Schedule 13D - Ambassadors International, Inc.]

EXHIBIT A
TRANSASCTIONS IN THE COMPANY'S SECURITIES

Date
Bought/
Sold
Number of
Shares
Price
11/08/2010
Bought
1,000.00
1.700
11/10/2010
Bought
823.00
1.800
11/15/2010
Sold
-1,000.00
1.908
11/15/2010
Sold
-250.00
2.000
11/15/2010
Sold
-750.00
1.974
11/15/2010
Sold
-500.00
1.970
11/16/2010
Bought
600.00
1.750
11/16/2010
Bought
300.00
1.766
11/17/2010
Bought
250.00
1.750
11/18/2010
Bought
3,000.00
1.770
11/22/2010
Bought
3,000.00
1.750
11/23/2010
Bought
500.00
1.782
11/23/2010
Bought
184.00
1.750
11/23/2010
Bought
1,000.00
1.780
11/24/2010
Bought
138.00
1.740
11/24/2010
Bought
1,000.00
1.750
11/26/2010
Bought
1,000.00
1.694
11/26/2010
Bought
1,000.00
1.694
11/26/2010
Bought
1,188.00
1.700
11/29/2010
Bought
3,000.00
1.694
11/29/2010
Bought
1,000.00
1.697
11/30/2010
Bought
3,000.00
1.842
12/02/2010
Bought
3,000.00
1.638
12/03/2010
Bought
3,000.00
1.698
12/06/2010
Bought
3,000.00
1.594
12/06/2010
Bought
3,000.00
1.600
12/06/2010
Bought
1,000.00
1.635
12/06/2010
Bought
2,000.00
1.637
12/07/2010
Bought
1,000.00
1.684
12/07/2010
Bought
3,000.00
1.694
12/08/2010
Bought
1,000.00
1.710
12/08/2010
Bought
1,000.00
1.685
12/08/2010
Bought
199.00
1.650
12/08/2010
Bought
1,000.00
1.759
12/13/2010
Bought
5,000.00
1.688
12/14/2010
Bought
5,000.00
1.844
12/14/2010
Bought
5,000.00
1.877
12/15/2010
Bought
5,000.00
2.008
12/20/2010
Bought
3,000.00
2.119
12/22/2010
Bought
1,000.00
1.849
12/23/2010
Bought
3,000.00
1.850
12/23/2010
Bought
3,000.00
1.847
12/27/2010
Bought
3,000.00
1.650
12/27/2010
Bought
585.00
1.660
12/28/2010
Bought
1,000.00
1.779
12/28/2010
Bought
1,000.00
1.772
12/29/2010
Bought
1,000.00
1.750
12/30/2010
Bought
1,000.00
1.699
12/30/2010
Bought
500.00
1.690
12/31/2010
Bought
100.00
1.640
12/31/2010
Bought
9,900.00
1.648
12/31/2010
Bought
8,300.00
1.650
12/31/2010
Bought
500.00
1.688
12/31/2010
Bought
10,000.00
1.650
01/04/2011
Bought
65,453.00
1.588



EXHIBIT B
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of Ambassadors International, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
       Wayne Heller

By:    /s/ Wayne Heller
      ------------------------------------
Name:  Wayne Heller

       Judy Heller

By:    /s/ Judy Heller
                  ------------------------------------
Name:  Judy Heller


Dated: January 14, 2011